Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Broadcom Corporation pertaining to (i) the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated; (ii) the Broadcom Corporation 1998 Employee Stock Purchase Plan, as amended and restated; and (iii) the M-Stream, Inc. 2002 Share Incentive Plan, as amended (as assumed by Broadcom Corporation), of our reports dated January 27, 2004 (except Notes 13 and 16, as to which the date is March 12, 2004), with respect to the consolidated financial statements and schedule of Broadcom Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orange County, California
June 25, 2004